[Chapman and Cutler LLP Letterhead]

September 21, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 28, 2023 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Premium Income 10 Barrier ETF – October, Innovator Premium Income 20 Barrier ETF – October, Innovator Premium Income 30 Barrier ETF – October and Innovator Premium Income 40 Barrier ETF – October (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Funds.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please summarize the Trust’s selective review request and acceleration request with respect to the Funds. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent Fund for each Fund’s selective review request (each, a “Precedent Fund”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Defined Distribution Rate

Response to Comment 2

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and applicable Defined Distribution Rate. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Premium Income 10 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 997 Accession No.: 0001437749-23-021019	Innovator Premium Income 10 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 981 Accession No.: 0001437749-23-019070
Innovator Premium Income 20 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 998 Accession No.: 0001437749-23-021020	Innovator Premium Income 20 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 982 Accession No.: 0001437749-23-019071
Innovator Premium Income 30 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 999 Accession No.: 0001437749-23-021021	Innovator Premium Income 30 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 983 Accession No.: 0001437749-23-019072
Innovator Premium Income 40 Barrier ETF – October Filing date: July 28, 2023 Post-Effective Amendment No. under 1933 Act: 1000 Accession No.: 0001437749-23-021022	Innovator Premium Income 40 Barrier ETF – July Filing date: July 3, 2023 Post-Effective Amendment No. under 1933 Act: 984 Accession No.: 0001437749-23-019073

For the Innovator Premium Income 10 Barrier ETF – October, Innovator Premium Income 20 Barrier ETF – October, Innovator Premium Income 30 Barrier ETF – October and Innovator Premium Income 40 Barrier ETF – October, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from July to October and to update the applicable Defined Distribution Rate and Barrier level.

The Trust notes that these Funds represents the next funds in a series of quarterly fund launches for the Registrant and is part of the Innovator Premium Income Barrier ETFs series. The Registrant previously filed its registration statements for the “April” series on April 3, 2023, and filed its registration statements for the “July” series on July 3, 2023. The Registrant intended to file the “October” series on or prior to July 14, 2023, but due to an administrative error, the filing was not made. The Trust will separately request acceleration of the Registration Statements pursuant to Rule 461 under the 1933 Act, so that the filings may become effective on September 27, 2023.

Comment 3 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. The existing versions of the Funds currently disclose a unitary management fee of 0.79%. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 3

The Trust confirms that each Fund will have a unitary management fee of 0.79%. The fee table for each Fund will be completed in each Fund’s next post-effective amendment filing to its Registration Statement and has been replicated in Exhibit A this comment response letter. The Trust confirms the Funds currently have no plan to adopt a Rule 12b-1 Plan.

Comment 4 – Principal Investment Strategies

The Staff notes the disclosure states, “If at the conclusion of the Outcome Period the market value of the U.S. Equity Index has decreased in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than the Barrier but less than or equal to 31%, the Fund will be subject to U.S. Equity Index losses ranging from 0% to 31% proportionate to U.S. Equity Index losses from 30% to 31% (the “Initial Breach Losses”).” Please consider revising the term “proportionate,” as the Staff believes it is misleading. Please provide a more accurate way to explain actual losses in plain English so a reasonable investor may understand.

Response to Comment 4

In accordance with the Staff’s comment, the “Initial Breach Losses” concept has been revised throughout the prospectus. In particular, the above-referenced disclosure has been revised as follows:

●

If at the conclusion of the Outcome Period the market value of the U.S. Equity Index has decreased in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than the Barrier (30%) but less than or equal to 31%, the Fund will be subject to U.S. Equity Index losses on an initial accelerated basis from 0% to 31%, which will correspond to the U.S. Equity Index losses from 30% to 31% (the “Initial Breach Losses”).

●

If at the conclusion of the Outcome Period the market value of the U.S. Equity Index decreases in comparison to the market value of the U.S. Equity Index at the beginning of the Outcome Period in an amount that is greater than 31%, the Fund will be subject to the full extent of U.S. Equity Index losses on a one-to-one basis (the “Full Breach Losses”). See “Principal Investment Strategies — The Barrier — Full Breach Losses.”

Comment 5 – Principal Investment Strategies

In the “Fund Holdings” chart, with respect to the “Put Spread FLEX Option Contracts on U.S. Equity Index” row and “Investment Function” column, please provide the range of notional for these spreads versus the investor’s investment to indicate the degree of gearing for these put spreads over market movements from 70% to 69%. This should be in contrast to the “one-to-one downside exposure” language for the sold put options.

Response to Comment 5

The Trust believes adding disclosure related to “gearing” will add a level of unnecessary complication to the “Fund Holdings” chart when it is meant to be a summary for investor comprehension. The Trust notes that the bullet points below the “Fund Holdings” chart accurately describes the details of the put spread FLEX Option contracts on the U.S. Equity Index. Nevertheless, the Trust has revised the disclosure to clarify that the Initial Breach Losses are those losses ranging from 0% to 31% on an initial accelerated basis which will correspond to the U.S. Equity Index losses from 30% to 31%. The disclosure immediately following the “Fund Holdings” chart has been revised as follows:

The Sub-Adviser seeks to specifically select the strike price for each FLEX Option contract held by the Fund such that if the FLEX Options were exercised on the expiration date (the final day of the Outcome Period), the Fund’s portfolio would provide a 30% Barrier with losses experienced by the Fund beginning at 30% of losses on an initial accelerated basis and experienced to the full extent of the U.S. Equity Index losses on a one-to-one basis starting at 31% of losses. The Fund’s portfolio holdings are as detailed below:

●

A sold put FLEX Option with a strike price at 70% of the value of the U.S. Equity Index at the commencement of the Outcome Period. The sold put FLEX Option provides one-to-one downside for all losses that exceed the strike price. In exchange for selling the put FLEX Option, the Fund will receive a premium that will be invested in the U.S. Treasuries and be part of the Defined Distribution Rate.

●

A “put option spread” strategy which uses a package of 30 purchased and sold put FLEX Options that reference the U.S. Equity Index. The Fund will sell put FLEX Options with a strike price of approximately 70% of the price of the U.S. Equity Index at the commencement of each Outcome Period. The Fund will simultaneously purchase the same number of put FLEX Options with a strike price of approximately 84% of the price of the U.S. Equity Index at the commencement of each Outcome Period. The 30 purchased put options with a 1% spread results in the Barrier, Initial Breach Losses and Full Breach Losses, as applicable. Specifically, the 1% spread for each of the 30 put options subjects the Fund to U.S. Equity Index losses at the conclusion of the Outcome Period on an initial accelerated basis from 0% to 31% which will correspond to the U.S. Equity Index losses from 30% to 31% at the conclusion of the Outcome Period. The 30 sold put options expose the Fund to the extent of U.S. Equity Index Losses exceed 31% on a one-to-one basis at the conclusion of the Outcome Period. The Fund invests the net premiums generated from the purchased and sold put FLEX Options in U.S. Treasuries to be included as part of the Defined Distribution Rate.

●

The Fund uses proceeds from the sale of Shares to purchase U.S. Treasuries that mature at the end of the Outcome Period. The Fund receives premiums from its FLEX Options positions and invests the proceeds in U.S. Treasuries with maturities that align with the Distribution Dates. The U.S. Treasuries are entitled to an interest rate, which when added to the premiums received for selling FLEX Options, produce the Defined Distribution Rate. The Defined Distribution Rate is distributed to shareholders in Defined Distributions.

Comment 6 – Principal Risks

The Staff notes the “Barrier Risk” states, “Further, while the Fund seeks to provide Initial Breach Losses at a graduated rate if the U.S. Equity Index experiences losses of between 30-31% and Full Breach Losses thereafter, such returns are not guaranteed, and if the FLEX Options fail to perform as expected, an investor could experience additional losses.” Please better clarify what “graduated” means in plain English.

Response to Comment 6

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Further, while the Fund subjects shareholders to Initial Breach Losses on an accelerated basis from 0% to 31% if the U.S. Equity Index experiences losses of between 30% to 31% and Full Breach Losses thereafter, such returns are not guaranteed, and if the FLEX Options fail to perform as expected, an investor could experience additional losses.

Comment 7 – Principal Risks

The Staff notes each Fund discusses Rule 18f-4 in a generalized manner in the Option Contracts Risk. Please revise the disclosure throughout the prospectus and statement of additional information to indicate what each Fund has done to comply with Rule 18f-4.

Response to Comment 7

The Trust refers the Staff to the “Option Contracts Risk” disclosure, which describes the requirements for complying with Rule 18f-4. In accordance with the Staff’s comment, the Trust has revised the Option Contracts Risk as follows:

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 under the 1940 Act (“Rule 18f-4”) in its usage of FLEX Options. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Additionally, the Trust believes the disclosure in each Fund’s statement of additional information adequately describes the requirements to comply with Rule 18f-4 and each Fund states it will comply with the requirements of Rule 18f-4.

Comment 8 – Additional Information About the Fund’s Principal Investment Strategies

With respect to the “Fund Return Profile” graph, if accurate, please consider revising “Initial Breach Losses” and “Full Breach Losses” to state what these refer to.

Response to Comment 8

With respect to the “Initial Breach Losses” and “Full Breach Losses,” these are previously defined terms, and as such, the Trust believes the terms should not be revised for the visual. However, a footnote for each term has been added to the graphic which states:

* The Initial Breach Losses subject the Fund to U.S. Equity Index losses on an initial accelerated basis from 0% to 31% which will correspond to the U.S. Equity Index losses from 30% to 31%. The Full Breach Losses expose the Fund to one-to-one losses to the extent U.S. Equity Index Losses exceed 31%.

Comment 9 – Additional Information About the Fund’s Principal Investment Strategies

Please confirm supplementally that the Funds will use the market value of derivatives for purposes of complying with Rule 35d-1 under the 1940 Act.

Response to Comment 9

Each Fund confirms it will use the market value of its derivatives for purposes of complying with Rule 35d-1 under the 1940 Act.

Comment 10 – Investments by Other Investment Companies

Please revise the section header “Investments by Other Investment Companies” to “Investments in Other Investment Companies.”

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment.

Comment 11 – Exhibits

The Staff notes pursuant to Rule 12d1-4, executed “Fund of Funds Investment Agreements” between acquiring funds and all unaffiliated acquired funds must be filed as an exhibit to the Registration Statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. Please file the agreements as an exhibit or supplementally explain why the exhibit is not necessary.

Response to Comment 11

The Trust confirms the Funds will not invest in other investment companies in excess of 1940 Act limits in reliance on Sections 12(d)(1) of the 1940 Act. Therefore, the Trust will not file executed Fund of Funds Investment Agreements, as they are not applicable to the Funds.

Comment 12 – Statement of Additional Information

The Staff notes each Fund’s fundamental investment restrictions #7 states, “Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of identified industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent as the Underlying ETF concentrates in the securities of a particular industry or group of identified industries. To the extent the Fund invests in the securities of other investment companies, it will consider the concentrations of those underlying investment companies in determining compliance with its own concentration restrictions.”

The Staff notes a fund’s concentration policy may not give the fund the freedom of action to concentrate in a particular industry or group of industries. Freedom of action to concentrate or not concentrate (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) pursuant to management investment discretion without shareholder approval has been considered by Section 8(b)(1) and Section 13(a)(3) of the 1940 Act. The Staff asks each Fund to specify these identified industries.

Response to Comment 12

Each Fund notes the term “identified” has been removed from the Fund’s fundamental investment restrictions #7.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%

(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252